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SEC FILE NUMBER
8-68090

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Two Sigma Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Avenue of the Americas, 2nd Floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lubetsky (212) 775-6624
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the bureau for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

E.6.

Two Sigma Securities, LLC

Oath or Affirmation

I, Jason Lubetsky, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition and supporting schedules pertaining to Two Sigma Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Stefanie J. Morris
Notary Public, State of New York
No. 01MO6319182
Qualified in New York County
Commission Expires February 9, 2023

Stefanie J Morris 2/26/2020

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital.
[ ] Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ] A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
[x] An Oath or Affirmation.
[ ] A copy of the Securities Investor Protection Corporation (SIPC) supplemental report (not applicable).
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2019

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member and Management
Two Sigma Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Two Sigma Securities, LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

February 26, 2020

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2019

Assets	
Cash	$ 70,580
Investments in securities, at fair value	1,739,258,349
Due from clearing brokers	44,706,182
Exchange memberships, at carrying value (fair value $12,058,550)	7,746,091
Intangible assets (less accumulated amortization of $6,095,342)	7,404,657
Due from exchanges	1,742,296
Due from affiliates	732,849
Due from broker-dealers	469,398
Dividends receivable	112,520
Operating lease right-of-use assets	27,787,568
Goodwill	8,008,847
Other assets	2,006,119
Total assets	$ 1,840,045,456
Liabilities and Member's Equity	
Securities sold, not yet purchased, at fair value	$ 1,433,971,846
Due to clearing brokers	198,462,845
Due to affiliate	13,989,546
Due to broker-dealers	2,602,126
Due to exchanges	2,252,369
Operating lease liabilities	28,007,836
Accounts payable and accrued expenses	1,367,246
Total liabilities	1,680,653,814
Member's equity	159,391,642
Total liabilities and member's equity	$ 1,840,045,456

The accompanying notes are an integral part of the statement of financial condition.

Two Sigma Securities, LLC

Notes to Statement of Financial Condition

December 31, 2019

1. Nature of Operations

Two Sigma Securities, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Capital Markets, LP ("TSCM"), is a limited liability company formed under the laws of the state of Delaware in October 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation and Financial Industry Regulatory Authority, Inc., which acts as the Company's designated examining authority. The Company is also registered with various securities and commodities exchanges.

The Company's operations primarily consist of market-making in equity securities and options contracts and proprietary trading in equity securities and futures contracts on various exchanges. The Company also engages in proprietary trading of debt securities.

The Company also facilitates the execution of orders in an agency capacity on behalf of its affiliated investment advisor, Two Sigma Investments, LP ("TSI"), and institutional investment managers, in transactions involving equity securities. TSI is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

2. Summary of Significant Accounting Policies

Basis of Presentation

This statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles ("GAAP") which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash

The Company maintains cash in bank deposit accounts, which at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and does not believe there to be significant credit risk with respect to these accounts.

Offsetting Financial Instruments

Financial assets and liabilities are offset by counterparty when it has been determined by the Company to be legally enforceable and where certain other criteria are met in accordance with applicable offsetting guidance. As a result, the net exposure to each counterparty is either presented as an asset or a liability in the statement of financial condition.

Investments in Securities and Securities Sold, Not Yet Purchased

Equity securities are generally valued at the closing or last sale price on the primary exchange on which such securities are traded. Equity options are generally valued at the closing price published by the Options Clearing Corporation ("OCC"). Corporate bonds, convertible bonds and convertible preferred securities are generally valued using the closing price provided by independent external pricing sources. All security transactions are recorded on a trade date basis.

Right-of-use Assets and Lease Liabilities

In accordance with Accounting Standards Codification ("ASC") 842, *Leases*, which became effective for the Company January 1, 2019, the Company analyzed its contracts to identify any leases or embedded leases and to classify components within these leases as lease or non-lease components. The Company records its leases as right-of-use assets and lease liabilities at the present value of future lease payments at commencement, using the lessor's implicit rate, in the statement of financial condition. Lease terms include non-cancelable periods and periods under options to extend or terminate the lease when it is reasonably certain that the option would be exercised. Non-lease components relate to expenses incurred by the lessor for utilities and maintenance which are charged monthly by the lessor and are excluded from measurement. The Company has elected to exclude leases with a term of one year or less.

Due from/to Clearing Brokers

Due from/to clearing brokers is primarily comprised of cash deposits, net proceeds receivable from securities sold and purchased, open equity on futures contracts, positions in options on futures contracts and commissions receivable, net of trading costs, which are recorded on a trade date basis. The clearing brokers allow the Company to use cash received on securities sold, not yet purchased to effectuate additional security transactions.

Exchange Memberships

The Company owns various exchange memberships which provide the Company with the right to conduct business on the exchange at lower member rates, and are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the value after consideration of any such impairment. Additionally, certain exchange memberships represent ownership interest in those exchanges. As of December 31, 2019, the total cost and carrying value of exchange memberships are $8,246,091 and $7,746,091, respectively. The total fair value of exchange memberships is $12,058,550. There were no exchange membership impairments in 2019.

Due from/to Exchanges and Due from/to Broker-Dealers

Due from/to exchanges is primarily comprised of liquidity rebates and liquidity fees earned and incurred through executing trades on each exchange. Due to broker-dealers consists of execution costs and order flow fees charged by other broker-dealers. Due from broker-dealers consists of receivables for pass through costs related to trades executed by the Company on behalf of other broker-dealers. All due from/to exchanges and due from/to broker-dealers are recorded on a trade date basis.

Goodwill and Other Intangible Assets

The Company has recorded intangible assets which primarily consist of computer software and are amortized straight-line over the estimated useful lives of 3 to 5 years. In accordance with ASC 350, *Intangibles – Goodwill and Other*, the Company annually evaluates the remaining useful life to determine whether any events require a revision to the remaining period of amortization. Goodwill is not amortized but evaluated for impairment annually or when indicators of a potential impairment are present that would more-likely-than-not reduce the fair value below its carrying value. As of December 31, 2019, no events or changes occurred indicating that goodwill is impaired.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may engage in transactions that are denominated in currencies other than its functional currency. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of valuation.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes generally provide that any income or loss is passed through to the ultimate beneficial owners for federal and state income tax purposes. TSCM, as a partnership, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%.

TSCM adopted a market based sourcing methodology with respect to its indirectly attributed broker-dealer revenue for indirect UBT purposes. At December 31, 2019, the Company has an accumulated UBT benefit of $4,513,448 from TSCM. In accordance with ASC 740, *Income Taxes*, the Company recorded a full valuation allowance on the accumulated UBT benefit of $4,513,448, as it is more-likely-than-not that the UBT related deferred tax asset will not be realized by TSCM.

The Company is required to recognize, measure, present and disclose uncertain tax positions in the statement of financial condition. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than-not" threshold of being sustained by the applicable tax authority. Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years and concluded that no provision for income tax is required in the Company's statement of financial condition, other than income taxes that have historically been recorded in the normal course of business of the Company.

New Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2016-03, *Financial Instruments - Credit Losses,* effective for the Company on January 1, 2020, related to the impairment model for certain financial assets. This update requires a current expected credit loss methodology to estimate expected credit losses over the entire life of a financial asset, recorded at inception or purchase. The adoption of ASU No, 2016-03 will not have a material impact on this statement of financial condition.

3. Fair Value Measurement

The Company measures and reports its investments at fair value in accordance with ASC 820, *Fair Value Measurement.* ASC 820 defines fair value, establishes a framework to measure fair value and requires certain disclosures to be made. At December 31, 2019, the Company's investments are classified and disclosed in one of the following categories based on market price observability. Market price observability is impacted by a number of factors, including, but not limited to, the type of investment and the characteristics specific to the investment. Investments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value:

Level I – Quoted prices are available on exchanges as of the reporting date. Where investments are traded on active markets, the Company does not adjust the quoted prices for these investments. The types of investments which would generally be included in Level I comprise listed equities, certain bonds and other exchange-traded investments.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or quotations received from broker-dealers and other external pricing vendors. The key inputs into valuation may include, but are not limited to, yield curves, credit curves, volatility curves, interest rate curves, reference securities prices, foreign currency spots, forward rates, notional amounts, maturity dates and correlation data. The types of investments which would generally be included in this category comprise certain bonds, options and less liquid and restricted equity securities.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the Company's investments by level, measured at fair value on a recurring basis, at December 31, 2019:

	Fair Value at December 31, 2019				
	Level I	**Level II**	**Level III**	**Netting**	**Totals**
Assets					
Equity securities (1) (2)	$ 1,170,273,768	$ 4,844	$ -	$ -	$ 1,170,278,612
Corporate debt securities (2)	-	202,912,316	-	-	202,912,316
Listed options (2)	-	362,436,215	-	-	362,436,215
Options on futures (3)	11,090,188	-	-	(11,090,188)	-
Exchange-traded notes (2)	3,631,206	-	-	-	3,631,206
Futures contracts (3)	532,336	-	-	(532,336)	-
Total assets	$ 1,185,527,498	$ 565,353,375	$ -	$ (11,622,524)	$ 1,739,258,349
Liabilities					
Equity securities (1) (2)	$ 1,108,142,038	$ 70,154	$ -	$ -	$ 1,108,212,192
Corporate debt securities (2)	-	14,429,713	-	-	14,429,713
Listed options (2)	-	310,783,721	-	-	310,783,721
Options on futures (3)	11,229,528	-	-	(11,090,188)	139,340
Exchange-traded notes (2)	546,220	-	-	-	546,220
Futures contracts (3)	5,960,999	-	-	(532,336)	5,428,663
Total liabilities	$ 1,125,878,785	$ 325,283,588	$ -	$ (11,622,524)	$ 1,439,539,849

(1) Equity securities include common stock, preferred stock and exchange-traded funds.

(2) Amounts are included in investments in securities or securities sold, not yet purchased, as applicable, in the statement of financial condition.

(3) Futures contracts and options on futures are included in due from/to clearing brokers in the statement of financial condition.

4. Transactions with Related Parties

The Company has various sublease agreements with TSI for office space. The sublease agreements provide for rental payments to be made directly to TSI. In relation to the sublease agreements, the Company maintains a deposit with TSI in the amount of $1,490,625 which is included in other assets in the statement of financial condition.

Pursuant to an expense sharing agreement (the "Expense Sharing Agreement") between the Company and TSI, the Company records an expense based on the monthly expense sharing fee for services provided by TSI. These services include, but are not limited to, employee compensation, technology equipment and general expenses. Allocation of expenses is determined based on various cost drivers, each of which is individually considered based on the nature and utilization of the expense. Payments to TSI for such services are typically made monthly by the Company. Certain other operating expenses not included in the Expense Sharing Agreement, but incurred by the Company and initially paid by TSI, are subsequently reimbursed by the Company. As of December 31, 2019, $13,833,400 remains payable to TSI and is included in due to affiliate in the statement of financial condition.

The Company enters into securities transactions on behalf of affiliates in the normal course of business. Through the execution of the affiliate-driven security transactions, the Company, acting in capacity as an agent, receives liquidity rebates from certain exchanges, pays liquidity fees to certain exchanges and pays execution fees to other broker-dealers, which are passed through to the Company's affiliates on a monthly basis. Payments related to such rebates and fees are typically made monthly by the Company or its affiliates, as applicable. The Company's affiliates subordinate any and all rights to any payments of the net rebates. At December 31, 2019, $732,849 remains receivable from affiliates and is included in due from affiliates in the statement of financial condition.

5. Commitments and Contingencies

The Company subleases office spaces during the normal course of business. As of December 31, 2019, maturities of the outstanding operating lease liabilities for the Company are as follows:

2020	$	2,377,961
2021		2,382,637
2022		2,387,313
2023		2,391,989
2024		2,396,665
2025 and thereafter		20,413,452
Total minimum future lease payments		32,350,017
Amounts representing interest		(4,342,181)
Present value of future minimum lease payments	$	28,007,836

Company's operating leases had a weighted average remaining lease term of 13.66 years and a weighted average discount rate of 2.19%.

The Company purchased a business in 2017 and accounted for the transaction as a business combination as required by GAAP under ASC 805, *Business Combinations*. In this transaction, the Company entered into an earn-out payment structure as part of the total consideration, and may carry a contingent liability derived from the earn-out payments based on future profitability of the business purchased. The contingent liability is valued based on a cash flow projection model and other economic inputs which are considered level 3 in the fair value hierarchy. In accordance with ASC 805, the Company re-measured the contingent liability to zero at December 31, 2019.

6. Financial Instruments with Off-Balance Sheet Risk

The Company enters into transactions in financial instruments, which may result in off-balance sheet risk. The Company's off-balance sheet risk includes risk of loss for securities sold, not yet purchased, at fair value, which represents obligations of the Company to deliver the specified security at the contracted price and, thereby, creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the satisfaction of such obligations may exceed the amount recognized in the statement of financial condition.

Option contracts represent commitments or options to purchase or sell financial instruments at future dates in accordance with specified terms. The Company is exposed to off-balance sheet risk when writing options as the contingent obligation to satisfy the purchase or sale of the underlying financial instrument may exceed the amount recorded in the statement of financial condition. The Company's maximum payout amount relating to written options is limited to the notional amount of these contracts. Maximum payout amounts could be offset by the subsequent sale, if any, of assets obtained via the settlement of a payout event.

The Company enters into futures contracts, which have inherent off-balance sheet risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of such positions. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract prior to the settlement date. The Company does not intend to hold its commodity futures contracts until settlement date.

The Company enters into derivative financial instruments in the normal course of its market-making business or for proprietary trading. The following table sets forth the fair value and notional value of derivative contracts the Company held as of December 31, 2019:

Gross derivative contracts	Derivative assets: Fair Value	Derivative assets: Notional or Contract Amount	Derivative liabilities: Fair Value	Derivative liabilities: Notional or Contract Amount
Listed options [1]	$ 362,436,215	$ 18,573,553,744	$ 310,783,721	$ 17,931,322,950
Options on futures [2]	11,090,188	1,142,999,500	11,229,528	923,776,250
Futures contracts [2]	532,336	70,817,985	5,960,999	449,942,495
Total derivatives	374,058,739	$ 19,787,371,229	327,974,248	$ 19,305,041,695
Amounts that have been offset in the statement of financial condition	(11,622,524)		(11,622,524)	
Net derivative contracts	$ 362,436,215		$ 316,351,724	

(1) Options are included in investments in securities, at fair value and securities sold, not yet purchased, at fair value in the statement of financial condition.

(2) Futures contracts and options on futures contracts are included in due from/to clearing brokers in the statement of financial condition.

7. Credit Risk

In the normal course of business, the Company engages in securities transactions acting as an agent on behalf of its customers and acting as a principal, riskless principal or agent on behalf of external counterparties, which primarily consist of other registered broker-dealers. Securities transactions of the Company are cleared by major securities firms. At December 31, 2019, all of the Company's investments in securities and securities sold, not yet purchased are positions with these clearing brokers. Most of the Company's credit risk is concentrated with its clearing brokers, broker-dealer counterparties and affiliate entities. Such risk is partially mitigated by the obligation of these financial institutions to comply with rules and regulations governing financial institutions. These rules and regulations generally require maintenance of minimum net capital and separation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively monitors the creditworthiness of counterparties with which it conducts its business and employs various real-time risk controls.

The Company is exposed to credit risk from exchange-traded derivatives, such as exchange-traded futures and exchange-traded options. Such risk is reduced by rules and regulations of each individual exchange, such as margin maintenance requirement. The derivatives are margined on a daily basis, which reduces the credit risk related to these financial instruments.

At times, the Company may be exposed to the risk that an issuer of debt will default, which could significantly impair the value of the bond. The Company employs hedging strategies and real-time risk monitoring to minimize risks by an issuer, including, but not limited to, jump-to-default risk monitoring.

8. Operational and Liquidity Risk

Operational risk is the potential for loss caused by a deficiency in transaction processing and settlement or in accounting systems. The Company maintains controls that mitigate operational risk in the form of systems and procedures to procure necessary documentation for trading activities and to record and reconcile transactions and positions.

The Company is exposed to liquidity risk for its securities and derivative investments. There can be no assurance that a market for any financial instrument will remain sufficiently liquid to realize the current value of the financial instrument. The liquidation of any such investments may then be possible only at substantial discounts/premiums and such investments may be extremely difficult to value with any degree of certainty. The Company actively monitors and maintains excess capital for various contingency events in relation to operational and liquidity risk.

9. Market Risk

Market risk is the risk that external economic factors, such as volatility, interest rates, currency and commodity risk, have the ability to cause the value of an investment to decrease. The Company manages this risk through setting risk limits on positions, market sectors and other factors that are determined by senior management.

10. Indemnifications

In the normal course of business, the Company agrees to indemnify its clearing brokers against specified potential losses in connection with their acting as an agent of or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in this statement of financial condition for this indemnification. All customer and proprietary transactions at December 31, 2019 settled without adverse financial effect on the Company.

11. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital under the alternative standard pursuant to Rule 15c3-1. At December 31, 2019, the Company had net capital of $81,444,386 which exceeded the minimum required net capital of $1,000,000 by $80,444,386.

To the extent required to maintain the Company's compliance with regulatory requirements, including Rule 15c3-1, withdrawals of capital could be limited. The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. For the year ended December 31, 2019, the Company did not have custody of any client assets.

12. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of this statement of financial condition. Based on this evaluation, the Company has determined that no events have occurred that are required to be recognized or disclosed in this statement of financial condition.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of Two Sigma Securities, LLC

We have reviewed management's statements, included in the accompanying Two Sigma Securities, LLC's Exemption Report, in which (1) Two Sigma Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2020

Two Sigma Securities, LLC's Exemption Report

Two Sigma Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii).

The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception.

Two Sigma Securities, LLC

I, Jason Lubetsky, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

February 26, 2020